Exhibit 4.3

SECOND AMENDMENT TO OFFICE LEASE

This SECOND AMENDMENT TO OFFICE LEASE (“Second Amendment”) is made and entered into as of April 23, 2015, by and between COLUMBIA REIT - 650 CALIFORNIA, LLC, a Delaware limited liability company (“Landlord”), and TEXTAINER EQUIPMENT MANAGEMENT (U.S.) LIMITED, a Delaware corporation (“Tenant”).

R E C I T A L S :

A. Landlord (as successor-in-interest to Pivotal 650 California St., LLC) and Tenant are parties to that certain Office Lease dated August 8, 2001 (the “Office Lease”), as amended by that certain First Amendment to Office Lease dated December 23, 2008 (the “First Amendment”) pursuant to which Tenant leases approximately 23,111 rentable square feet of space (the “Premises”) on the 15th and 16th floors of the building (the “Building”) located at 650 California Street, San Francisco, California, as more particularly set forth in Exhibit B to the Office Lease.

B. The parties desire to extend the term of the Lease, and otherwise amend the Lease on the terms and conditions set forth in this Second Amendment.

A G R E E M E N T :

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Terms. All capitalized terms when used herein shall have the same respective meanings as are given such terms in the Lease unless expressly provided otherwise in this Second Amendment.

2. Premises.

2.1 Condition of the Premises. Landlord and Tenant acknowledge that Tenant has been occupying the Premises pursuant to the Lease, and therefore Tenant continues to accept the Premises in its presently existing, “as is” condition. Except for the “Refurbishment Allowance”, defined in Section 2.3, below, Landlord shall not be obligated to provide or pay for any improvement work or services related to the improvement of the Premises. For purposes of Section 1938 of the California Civil Code, Landlord hereby discloses to Tenant, and Tenant hereby acknowledges that the Common Areas and the Premises have not undergone inspection by a Certified Access Specialist (CASp).

2.2 Measurement of Premises. Tenant acknowledges that the Premises have been remeasured by Landlord and found to contain 23,192 rentable square feet of space.

Notwithstanding the foregoing, prior to the commencement of the Second Extended Term, as defined below, the Premises shall be deemed to contain the number of rentable square feet set forth in Recital A, above. Effective as of January 1, 2017, the rentable area of the Premises shall be modified, and the Premises shall be deemed to contain 23,192 rentable square feet of space. The rentable square footage of the Premises shall not be subject to re-measurement during the Second Extended Term.

2.3 Refurbishment.

(a) Refurbishment Allowance. Landlord hereby grants Tenant a one-time allowance for the refurbishment of the furniture, fixtures, equipment, improvements and alterations in the Premises (the “Refurbishments”) in an amount equal to $45.00 per rentable square foot of the Premises (i.e., $1,043,640.00 for the 23,192 rentable square feet in the Premises) (the “Refurbishment Allowance”). Tenant shall construct any Refurbishments as in accordance with the terms of Article 7 of the Office Lease, and in accordance with any reasonable construction rules and regulations imposed by Landlord. Notwithstanding the terms of Article 7 of the Office Lease to the contrary, Tenant shall not be required to pay any construction supervision fee in connection with Refurbishments that are solely cosmetic in nature. If the Refurbishments require the issuance of a building permit, Tenant shall be required to reimburse Landlord any reasonable, out-of-pocket costs paid to a third-party by Landlord for project management and oversight. If the Refurbishments trigger any legally required alterations or modifications to the Premises or Building, the costs of any such alterations or modifications shall be paid by Tenant (and may be paid out of the Refurbishment Allowance), provided that Landlord shall be responsible for any “path of travel” compliance costs or requirements.

(b) Space Planning. In addition to the Refurbishment Allowance, Landlord shall provide Tenant with up to $0.15 per rentable square foot of the Premises (i.e., up to $3,478.80) for costs of preliminary space plans for any Refurbishments.

(c) Disbursement. Landlord shall disburse the Refurbishment Allowance to Tenant for costs paid by Tenant in connection with Refurbishments within thirty (30) days after Tenant’s submittal of invoices marked paid or other reasonable evidence of amounts expended by Tenant on Refurbishments, together with applicable lien waivers and releases.

(d) Rent Credit. Tenant shall have the right, upon written notice to Landlord, to elect to apply all or any portion of the Refurbishment Allowance as a credit against the next Basic Rent payable by Tenant under the Lease, provided that the amount of any such credit taken in any particular month shall not exceed fifty percent (50%) of the Basic Rent owing in such month.

(e) Other Terms. Notwithstanding anything contained herein to the contrary, in no event shall the aggregate of Landlord’s disbursements for Refurbishments and the amount of any Rent credit exceed the Refurbishment Allowance. In the event that the Refurbishment Allowance, or any portion thereof, is not utilized by Tenant, whether for Refurbishments or as a credit against Basic Rent as provided above, prior to January 1, 2017, then such unused amounts shall automatically be applied as a credit against the Basic Rent next coming due under the Lease, as amended hereby. Notwithstanding anything to the contrary contained in the Lease, as amended hereby, at the end of the Term Tenant shall not be required to remove any improvements existing in the Premises as of the date hereof, nor any Refurbishments constructed in accordance with this Section 2, except to the extent that any such Refurbishments do not consist solely of customary general office improvements.

3. Extended Lease Term. Pursuant to the Lease, the Term of the Lease is scheduled to expire on December 31, 2016. Landlord and Tenant hereby agree to extend the Lease Term for a period of ten (10) years and five (5) months, from January 1, 2017, until May 31, 2027 (the “Second Extended Term”), on the terms and conditions set forth in the Lease, as hereby amended by this Second Amendment, unless sooner terminated as provided in the Lease.

4. Option to Extend Lease Term.

4.1 Option Right. Landlord hereby grants to the originally named Tenant herein (“Original Tenant”) or an assignee pursuant to a Permitted Transfer per the terms of Section 19.2 of the Lease, two (2) options to extend the Term of the Lease for a period of five (5) years each (each, an “Option Term”), which options shall be irrevocably exercised only by written notice delivered by Tenant to Landlord not earlier than twelve (12) and not later than nine (9) months prior to the end of the Second Extended Term, or first Option Term, as applicable, provided that the following conditions (the “Option Conditions”) are satisfied: (i) as of the date of delivery of such notice, Tenant is not in default under this Lease after expiration of any applicable notice and cure period provided therin; (ii) as of the end of the Second Extended Term, or first Option Term, as applicable, Tenant is not in default under this Lease beyond any applicable notice and cure period provided therein; and (iii) the Lease then remains in full force and effect. Landlord may, at Landlord’s option, exercised in Landlord’s sole and absolute discretion, waive any of the Option Conditions in which case the option, if otherwise properly exercised by Tenant, shall remain in full force and effect. Upon the proper exercise of such option to extend, and provided that Tenant satisfies all of the Option Conditions (except those, if any, which are waived by Landlord), the Term of the Lease, as it applies to the Premises, shall be extended for a period of five (5) years. The rights contained in this Section 4.1 may be exercised by Tenant or an assignee pursuant to a Permitted Transfer per the terms of Section 19.2 of the Lease only (and not by any other assignee, sublessee or other transferee of Tenant’s interest in this Lease).

4.2 Option Rent. The annual Rent payable by Tenant during the Option Term (the “Option Rent”) shall be equal to the “Fair Rental Value,” as that term is defined below, for the Premises as of the commencement date of the Option Term. The “Fair Rental Value,” as used in this Lease, shall be equal to the annual rent per rentable square foot (including additional rent and considering any “base year” or “expense stop” applicable thereto), including all escalations, at which tenants, are leasing non-renewal, non-sublease, non-encumbered, non-equity space which is not significantly greater or smaller in size than the subject space, for a comparable lease term, in an arm’s length transaction, which comparable space is located in the

“Comparable Buildings,” as that term is defined in this Section 4.2, below (transactions satisfying the foregoing criteria shall be known as the “Comparable Transactions”), taking into consideration the following concessions (the “Concessions”): (a) rental abatement concessions, if any, being granted such tenants in connection with such comparable space; (b) tenant improvements or allowances provided or to be provided for such comparable space, and taking into account the value, if any, of the existing improvements in the subject space, such value to be based upon the age, condition, design, quality of finishes and layout of the improvements and the extent to which the same can be utilized by a general office user other than Tenant; and (c) other reasonable monetary concessions being granted such tenants in connection with such comparable space; provided, however, that in calculating the Fair Rental Value, no consideration shall be given to (i) the fact that Landlord is or is not required to pay a real estate brokerage commission in connection with Tenant’s exercise of its right to extend the Lease Term, or the fact that landlords are or are not paying real estate brokerage commissions in connection with such comparable space, and (ii) any period of rental abatement, if any, granted to tenants in comparable transactions in connection with the design, permitting and construction of tenant improvements in such comparable spaces. If between the date hereof and the date Tenant exercises its right to lease the Premises for the Option Term, Tenant’s financial strength has materially declined, then the Fair Rental Value shall additionally include a determination as to whether, and if so to what extent, Tenant must provide Landlord with financial security, such as a letter of credit or guaranty, for Tenant’s Rent obligations in connection with Tenant’s lease of the Premises during the Option Term. Such determination shall be made by reviewing the extent of financial security then generally being imposed in Comparable Transactions from tenants of comparable financial condition and credit history to the then existing financial condition and credit history of Tenant (with appropriate adjustments to account for differences in the then-existing financial condition of Tenant and such other tenants). The term “Comparable Buildings” shall mean first-class high-rise office buildings in the downtown financial district of San Francisco, California, comparable in size, quality, and location to the Building.

4.3 Determination of Option Rent. In the event Tenant timely and appropriately exercises an option to extend the Lease Term, Landlord shall notify Tenant of Landlord’s determination of the Option Rent on or before the Lease Expiration Date. If Tenant, on or before the date which is thirty (30) days following the date upon which Tenant receives Landlord’s determination of the Option Rent, in good faith objects to Landlord’s determination of the Option Rent, then Landlord and Tenant shall attempt to agree upon the Option Rent using their best good-faith efforts. If Landlord and Tenant fail to reach agreement within thirty (30) days following Tenant’s objection to the Option Rent (the “Outside Agreement Date”), then each party shall make a separate determination of the Option Rent, as the case may be, within five (5) days, and such determinations shall be submitted to arbitration in accordance with Sections 4.3(a) through (g), below.

(a) Landlord and Tenant shall each appoint one arbitrator who shall be, at the option of the appointing party, a MAI appraiser, real estate broker or real estate lawyer, who shall have been active over the five (5) year period ending on the date of such appointment in the leasing or appraisal, as the case may be, of commercial high-rise properties in the downtown financial district of San Francisco, California. The determination of the arbitrators shall be limited solely to the issue of whether Landlord’s or Tenant’s submitted Option Rent is the closest to the actual Option Rent, taking into account the requirements of Section 4.2 of this Lease, as determined by the arbitrators. Each such arbitrator shall be appointed within fifteen (15) days after the Outside Agreement Date. Landlord and Tenant may consult with their selected arbitrators prior to appointment and may select an arbitrator who is favorable to their respective positions. The arbitrators so selected by Landlord and Tenant shall be deemed “Advocate Arbitrators.”

(b) The two (2) Advocate Arbitrators so appointed shall be specifically required pursuant to an engagement letter within ten (10) days of the date of the appointment of the last appointed Advocate Arbitrator to agree upon and appoint a third arbitrator (“Neutral Arbitrator”) who shall be qualified under the same criteria set forth hereinabove for qualification of the two Advocate Arbitrators, except that neither the Landlord or Tenant or either parties’ Advocate Arbitrator may, directly or indirectly, consult with the Neutral Arbitrator prior or subsequent to his or her appearance. The Neutral Arbitrator shall be retained via an engagement letter jointly prepared by Landlord’s counsel and Tenant’s counsel.

(c) The three arbitrators shall, within thirty (30) days of the appointment of the Neutral Arbitrator, reach a decision as to whether the parties shall use Landlord’s or Tenant’s submitted Option Rent, and shall notify Landlord and Tenant thereof.

(d) The decision of the majority of the three arbitrators shall be binding upon Landlord and Tenant.

(e) If either Landlord or Tenant fails to appoint an Advocate Arbitrator within fifteen (15) days after the Outside Agreement Date, then either party may petition the presiding judge of the Superior Court of San Francisco County to appoint such Advocate Arbitrator subject to the criteria in Section 2.2.3.1 of this Lease, or if he or she refuses to act, either party may petition any judge having jurisdiction over the parties to appoint such Advocate Arbitrator.

(f) If the two (2) Advocate Arbitrators fail to agree upon and appoint the Neutral Arbitrator, then either party may petition the presiding judge of the Superior Court of San Francisco County to appoint the Neutral Arbitrator, subject to criteria in Section 2.2.3.2 of this Lease, or if he or she refuses to act, either party may petition any judge having jurisdiction over the parties to appoint such arbitrator.

(g) The cost of the arbitration shall be paid by Landlord and Tenant equally.

(h) In the event that the Option Rent shall not have been determined pursuant to the terms hereof prior to the commencement of the Option Term, Tenant shall be required to pay the Option Rent initially provided by Landlord to Tenant, and upon the final determination of the Option Rent, the payments made by Tenant shall be reconciled with the actual amounts of Option Rent due, and the appropriate party shall make any corresponding payment to the other party.

5. Rent.

5.1 Base Rent. Prior to January 1, 2017, Tenant shall continue to pay monthly installments of Base Rent for the Premises in accordance with the terms of the Lease. During the Second Extended Term, Tenant shall pay monthly installments of Base Rent for the Premises as follows:

Calendar Year	Annual Basic Rent	Monthly Basic Rent	Annual Rental Rate per Square Foot
2017	$1,669,824.00	$139,152.00	$72.00
2018	$1,719,918.72	$143,326.56	$74.16
2019	$1,771,516.28	$147,626.36	$76.38
2020	$1,824,661.77	$152,055.15	$78.68
2021	$1,879,401.62	$156,616.80	$81.04
2022	$1,935,783.67	$161,315.31	$83.47
2023	$1,993,857.18	$166,154.77	$85.97
2024	$2,053,672.90	$171,139.41	$88.55
2025	$2,115,283.08	$176,273.59	$91.21
2026	$2,178,741.58	$181,561.80	$93.94
2027	N/A	$187,008.65	$96.76

5.2 Abated Basic Rent. Provided that Tenant is not then in default of the Lease (as hereby amended), then during the period commencing on January 1, 2017, and ending on May 31, 2017 (the “Rent Abatement Period”), Tenant shall not be obligated to pay any Basic Rent otherwise attributable to the Premises during such Rent Abatement Period (the “Rent Abatement”). Landlord and Tenant acknowledge that the aggregate amount of the Rent Abatement equals $695,760.00 (i.e., $139,152.00 per month). The foregoing Rent Abatement has been granted to Tenant as additional consideration for entering into this Second Amendment, and for agreeing to pay the Rent and perform the terms and conditions otherwise required under the Lease (as hereby amended). If Tenant shall be in default under the Lease (as hereby amended) and shall fail to cure such default within the notice and cure period, if any, permitted for cure pursuant to the Lease (as hereby amended), Tenant’s right to the Rent Abatement shall be suspended until such default is cured and Tenant shall immediately be obligated to begin paying Basic Rent for the Premises in full until such default is cured. Further, if the Lease (as hereby amended) is terminated due to a default by Tenant or a rejection by Tenant of the Lease in bankruptcy, then Landlord may at its option, by notice to Tenant, elect that the dollar amount of the unapplied portion of the Rent Abatement as of the date of such termination shall be converted to a credit to be applied to the Basic Rent applicable at the end of the Second Extended Term.

5.3 Basic Rent Credit. Landlord hereby grants a one-time credit against Basic Rent in the amount of $69,032.38, which shall be applied against the Basic Rent otherwise owed by Tenant for the first month following the Rent Abatement Period.

5.4 Tenant’s Share of Expenses. During the remainder of the existing Term of the Lease, Tenant shall continue to be obligated to pay Tenant’s Share of Expenses in connection with the Premises in accordance with the terms of the Lease. Effective as of January 1, 2017, and continuing throughout the Second Extended Term, Tenant shall continue to pay Tenant’s Share of Expenses in connection with the Premises; provided that for purposes of calculating the amount of Tenant’s Share of Expenses during the Second Extended Term, the Base Year shall be calendar year 2017.

6. Amendments to Lease.

6.1 Operating Costs. Notwithstanding anything to the contrary set forth in the Lease as hereby amended, Operating Costs for the applicable Base Year shall include market-wide cost increases due to extraordinary circumstances, including, but not limited to, Force Majeure, boycotts, strikes, conservation surcharges, embargoes or shortages, or amortized costs relating to capital improvements; provided, however, that at such time as any such particular assessments, charges, costs or fees are no longer included in Operating Costs, such particular assessments, charges, costs or fees shall be excluded from the Base Year calculation of Operating Costs.

6.2 Audit Right. The last sentence of Section 6.6 of the Office Lease is hereby deleted and replaced with the following: “In the event Tenant’s audit shall disclose that Landlord has overstated Tenant’s pro rata share of Operating Costs, Landlord shall refund the overstated amounts paid by Tenant within ten (10) business days after receipt of the audit. Notwithstanding the foregoing, in the event that Landlord disputes, in good faith, the results of the audit, Landlord shall have the right to submit such dispute to arbitration under the expedited commercial arbitration rules of JAMS. The results of such arbitration shall be binding, and the costs thereof shall be paid by Tenant, provided that if such results show that Landlord has overstated Tenant’s Share of Operating Costs by five percent (5%) or more in any one (1) accounting year, then Landlord shall pay for the reasonable costs of the audit, and arbitration, not to exceed, however, $10,000.00. If the audit, or such arbitration, results in a finding that Tenant has underpaid Tenant’s Share of Operating Costs, then Tenant shall pay such underpaid amount to Landlord within thirty (30) days after such final determination.”

6.3 Casualty Damage. Notwithstanding the terms of Article 10 of the Office Lease, if any damage required to be restored by Landlord is not fully covered by the insurance required to be carried by Landlord pursuant to the terms of the Lease or actually carried by Landlord, in each case with the exception of any deductibles or self-insured retentions, then Landlord shall have the right to terminate the Lease upon thirty (30) days written notice to Tenant.

6.4 Assignment and Subletting. The “seventy percent (70%)” amount set forth in Section 19.5 of the Office Lease is hereby deleted and replaced with the amount “fifty percent (50%)”.

7. No Discrimination. There shall be no discrimination against, or segregation of, any person or persons on account of sex, marital status, race, color, religion, creed, national origin or ancestry in the sale, lease, sublease, rental, transfer, use, occupancy, tenure or enjoyment of the Premises, or any portion thereof, nor shall the Tenant itself, or any person claiming under or through it, establish or permit any such practice or practices of discrimination or segregation with reference to the selection, location, number, use or occupancy of tenants, lessees, subtenants, sublessees, or vendees of the Premises, or any portion thereof.

8. Notices. Notwithstanding anything to the contrary contained in the Lease, as of the date of this Second Amendment, any Notices to Landlord must be sent, transmitted, or delivered, as the case may be, to the following addresses:

if to Landlord:	Columbia REIT - 650 California LLC c/o Columbia Property Trust 221 Main Street, Suite 100 San Francisco, CA 94111 Attention:

With a copy to: Columbia REIT - 650 California LLC c/o Columbia Property Trust One Glenlake Parkway, Suite 1200 Atlanta, Georgia 30328 Attention: Asset manager of West Region and to: Allen Matkins Leck Gamble Mallory & Natsis LLP 1901 Avenue of the Stars, Suite 1800 Los Angeles, California 90067 Attention: Anton N. Natsis, Esq.

9. Broker. Landlord and Tenant hereby warrant to each other that they have had no dealings with any real estate broker or agent in connection with the negotiation of this Second Amendment other than CBRE, Inc., and Cushman & Wakefield of California, Inc. (the “Brokers”), and that they know of no other real estate broker or agent who is entitled to a commission in connection with this Second Amendment. Each party agrees to indemnify and defend the other party against and hold the other party harmless from any and all claims, demands, losses, liabilities, lawsuits, judgments, costs and expenses (including without limitation reasonable attorneys’ fees) with respect to any leasing commission or equivalent compensation alleged to be owing on account of any dealings with any real estate broker or agent, other than the Brokers, occurring by, through, or under the indemnifying party. The terms of this Section shall survive the expiration or earlier termination of the term of the Lease, as hereby amended.

10. OFAC. As an inducement to Landlord to enter into this Second Amendment, Tenant hereby represents and warrants that: (i) Tenant is not, nor is it owned or controlled directly or indirectly by, any person, group, entity or nation named on any list issued by the Office of Foreign Assets Control (“OFAC”) of the United States Department of the Treasury pursuant to Executive Order 13224 or any similar list or any law, order, rule or regulation or any Executive Order of the President of the United States as a terrorist, “Specially Designated National and Blocked Person” or other banned or blocked person (any such person, group, entity or nation being hereinafter referred to as a “Prohibited Person”); (ii) Tenant is not (nor is it owned or controlled, directly or indirectly, by any person, group, entity or nation which is) acting directly or indirectly for or on behalf of any Prohibited Person; and (iii) neither Tenant (nor any person, group, entity or nation which owns or controls Tenant, directly or indirectly) has conducted or will conduct business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including any assignment of the Lease or any subletting of all or any portion of the Premises, or the making or receiving of any contribution or funds, goods or services, to or for the benefit of a Prohibited Person. In connection with the foregoing, it is expressly understood and agreed that (x) any material breach by Tenant of the foregoing representations and warranties that directly causes actual material damage to Landlord shall be an event of default by Tenant under the Lease, and (y) the representations and warranties contained in this Section shall be continuing in nature and shall survive the expiration or earlier termination of the Lease.

11. No Further Modification. Except as specifically set forth in this Second Amendment, all of the terms and provisions of the Lease shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, this Second Amendment has been executed as of the day and year first above written.

LANDLORD:				TENANT:

COLUMBIA REIT - 650 CALIFORNIA, LLC,				TEXTAINER EQUIPMENT MANAGEMENT (U.S.) LIMITED,
a Delaware limited liability company				a Delaware corporation

By:	Columbia Property Trust Operating Partnership, L.P. a Delaware limited partnership, Its sole member			By:	Hilliard C. Terry, III
Name:
Its:

By:
	By:	Columbia Property Trust, Inc., a Maryland corporation, its general partner		Name:
Its:

		By:	E. Nelson Mills
Name:
Its: